November 2, 2020

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549
Attention:  Ms. Stacie Gorman

Re:	Resource Real Estate Opportunity REIT II, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 2, 2020
File No. 333-249572

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Resource Real Estate Opportunity REIT II, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Amendment No. 1 to Registration Statement on Form S-4 in order that the Registration Statement shall become effective at 2:00 P.M. (EST) on November 4, 2020 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Sirianni at 919-786-2025 of DLA Piper LLP (US), counsel to the Company, with any questions about this acceleration request.  Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Resource Real Estate Opportunity REIT II, Inc.

By:	/s/ Alan F. Feldman
Name:	Alan F. Feldman
Title:	Chief Executive Officer and President